Exhibit (a)(5)(xvi)

ROBBINS GELLER RUDMAN
& DOWD LLP
RANDALL J. BARON (150796)
A. RICK ATWOOD, JR. (156529)
DAVID T. WISSBROECKER (243867)
EDWARD M. GERGOSIAN (105679)
655 West Broadway, Suite 900
San Diego, CA 92101
Telephone:  (619) 231-1058
Fax:  (619) 231-7423

Attorneys for the Plaintiffs

[Additional counsel appear on signature page ]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN MATEO

SAMUEL A. CORABI and AMRITA ADHIKARI, Individually and on Behalf of All Others Similarly Situated,

Plaintiffs,

vs

INTERMUNE, INC.,
ROCHE HOLDINGS, INC.,
KLEE ACQUISITION CORPORATION,
DANIEL G. WELCH,
JAMES I. HEALY,
DAVID S. KABAKOFF,
JEAN-JACQUES BIENAIME,
LOUIS DRAPEAU,
ANGUS C. RUSSELL,
FRANK VERWIEL and
DOES 1-25, inclusive,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	CIV 530290 CLASS ACTION COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUMMARY OF THE ACTION

1.           This is a stockholder class action brought by plaintiffs on behalf of the holders of InterMune, Inc. (“InterMune” or the “Company”) common stock against InterMune, the members of InterMune’s Board of Directors (the “Board”), Roche Holdings, Inc., a Delaware corporation (“Parent”), and Klee Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub,” and together with Parent “Roche”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of InterMune by Roche through an unfair process and at an unfair price (the “Proposed Acquisition”).
2.           Based in Brisbane, California, InterMune is a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. On August 24, 2014, InterMune and Roche jointly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) under which Roche will acquire the Company for $74.00 per share in cash. Roche has commenced a tender offer to acquire all of the outstanding shares of the Company’s common stock for $74.00 per share in cash (the “Tender Offer”), which expires on September 26, 2014. Upon completion of the transaction, InterMune will become a wholly-owned subsidiary of Roche. Defendants are working quickly to consummate the deal, absent judicial intervention, the Tender Offer will close in about less than a month from now.
3.           The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of InterMune to Roche on terms preferential to defendants and other InterMune insiders and to subvert the interests of plaintiffs and the

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, who own over 129 million shares of InterMune common stock, vested options to purchase common stock, restricted stock units and restricted stock, and seek liquidity for their illiquid holdings in InterMune stock. If the deal closes, the Board and Company management will receive about $110 million from sale of their illiquid holdings in the Proposed AcquisitionThus, the Board is conflicted and serving its own financial interests rather than those of InterMune’s other shareholders.
4.           But that’s not all. From the Proposed Acquisition, InterMune’s officers and directors will also receive millions of dollars more in special payments not being made to ordinary shareholders. The Board and Company executives will receive over $52 million in additional special payments for currently unvested stock options, which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition over $8.3 million in change-of-control payments.
5.           The proposed Tender Offer price of $74.00 per share in cash drastically undervalues the Company’s prospects and is the result of an entirely unfair sales process. InterMune has developed a drug, pirfenidone, to treat a lethal condition, idiopathic pulmonary fibrosis (“IPF”), which is close to receiving FDA approval. IPF is a terminal, lung-scarring disease without a cure whose cause is unknown. Patients typically live two to five years after a diagnosis with IPF, a progressive disease with periods of stability interrupted by unpredictable bouts of disease progression, according to the National Heart, Lung and Blood Institute. IPF causes inflammation and scarring of the lung that

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

makes it hard for patients to breathe About 128,000 Americans suffer from the condition, according to the Coalition for Pulmonary Fibrosis. The disease is diagnosed in about 48,000 Americans annually, and about 40,000 Americans die from IPF each year. Pirfenidone would be the first medicine available in the United States to treat IPF, and research released by the Company in May showed pirfenidone cut in half a patient’s risk of dying from IPF after the first year of treatment. For the second quarter of 2014 (ended June 30, 2014) InterMune reported a doubling of pirfenidone sales. And in connection with the Proposed Acquisition, management has forecasted peak revenue of $4 billion annually for pirfenidone
6.           The Proposed Acquisition price fails to recognize the value of InterMune to Roche. If the Proposed Acquisition closes, Roche will gain access to that forecasted peak revenue of $4 billion annually for pirfenidone. Furthermore, Roche already has the necessary sales and marketing organizations to bring pirfenidone to market and is already prepared for an expected launch of pirfenidone in the United States this year. As a result, Roche will enjoy tremendous expense synergies, if the deal closes, from the elimination of those duplicate organizations at InterMune. Commenting on the Proposed Acquisition, Severin Schwan, CEO of Roche, said. “‘[T]his acquisition will complement Roche’s strengths in pulmonary therapy.’”
7.           Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to InterMune’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to their own liquidity goals, as well as to the interests of Roche. The Board failed to create, in the face of many unresolved conflicts, an independent committee to evaluate strategic alternatives, including a sale of the Company, in order to maximize shareholder value. The Board failed

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

to conduct a sales process or otherwise conduct a pre-close check to evaluate market interest in an acquisition of InterMune, and after receiving Roche’s first offer, agreed in effect to grant exclusivity to Roche. Then, despite including a “go-shop” provision in its draft of the merger agreement, the Board capitulated to Roche and agreed to drop the “go-shop” provision, thus ensuring the Board members’ receipt of over $82 million from the Proposed Acquisition, including almost $17 million in special benefits for the accelerated vesting of options.
8.           Pursuant to the Merger Agreement, Roche has commenced a tender offer. The initial offer period of the Tender Offer will expire on September 26, 2014. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Roche and InterMune have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger — to cash out any shareholders who do not tender without so much as a shareholder vote.
9.           To protect against the threat of alternate bidders out-bidding Roche after the merger announcement, defendants implemented preclusive deal protection devices to guarantee that Roche will not lose its preferred position. These deal protection devices effectively preclude any competing bids for InterMune. To ensure Roche, and only Roche, acquires InterMune, defendants included several deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

preclude the Company from soliciting potential competing bidders, (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Roche and allow Roche to match any competing proposal, and (iii) a termination and expense fee provision that would require the Company to pay $266 million if the Proposed Acquisition is terminated in favor of a superior proposal.
10.           To make matters worse, and in further breach of their fiduciary duties, on August 29, 2014, defendants filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) with the Securities and Exchange Commission (“SEC”) that recommends shareholders tender their shares in response to the Tender Offer. The 14D-9 is materially deficient and deprives InterMune’s shareholders of the basic information they require to make an intelligent, informed and rational decision to tender their shares or to seek appraisal. The 14D-9 fails to disclose all material information concerning the Proposed Acquisition and contains additional materially misleading statements. As detailed below in ¶¶66-72, the 14D-9 omits and/or misrepresents material information concerning, among other things (a) the sales process for the Company, (b) the conflicts of interests in the process leading up to the Proposed Acquisition, and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company’s financial advisors, Goldman, Sachs & Co. (“Goldman”) and Centerview Partners LLC (“Centerview”).
11.           In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Acquisition, and intend to effect a short form merger, cashing out non-tendering shareholders without a shareholder vote. According to the announcement of the Merger Agreement, the Tender Offer will expire on September 26, 2014. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiffs seek equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

12.           This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, art VI, §10, because this case is a cause not given by statute to other trial courts.
13.           This Court has jurisdiction over InterMune because InterMune is a citizen of California and Delaware as it is incorporated in Delaware and has its principal place of business at 3280 Bayshore Boulevard, Brisbane, California 94005. This action is not removable.
14.           Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

THE PARTIES

15.           Plaintiff Samuel A. Corabi is, and at all times relevant hereto was, a shareholder of InterMune.
16.           Plaintiff Amrita Adhikari is, and at all times relevant hereto was, a shareholder of InterMune.
17.           Defendant InterMune is a Delaware corporation headquartered in Brisbane, California. Defendant InterMune is sued herein as an aider and abetter.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

18.           Defendant Parent is a Delaware corporation headquartered in South San Francisco, California. Defendant Parent is sued herein as an aider and abetter.
19.           Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent. Defendant Merger Sub is sued herein as an aider and abetter.
20.           Defendant Daniel G. Welch is and has been at all relevant times InterMune’s Chairman, CEO and President, and a member of the Board. If the Proposed Acquisition closes, defendant Welch will receive over $49.8 million from the deal.
21.           Defendant James I. Healy is and has been at all relevant times a member of the Board. Defendant Healey has been a member of the Board since 1999 and is the Managing General Partner and President of Sofinnova Ventures (“Sofinnova”), an investor in InterMune in August 1999. If the Proposed Acquisition closes, defendant Healey will receive almost $9.5 million from the deal.
22.           Defendant Lars Ekman is and has been at all relevant times the Lead Independent Director of InterMune and a member of the Board. Defendant Ekman has been a member of the Board since 2006, and in 2008 joined defendant Healey as executive partner at Sofinnova. If the Proposed Acquisition closes, defendant Ekman will receive over $8.4 million from the deal.
23.           Defendant David S. Kabakoff is and has been at all relevant times a member of the Board. Defendant Kabakoff has been a member of the Board since 2005, and in 2007 joined defendant Healey as executive partner at Sofinnova. If the Proposed Acquisition closes, defendant Kabakoff will receive over $6.58 million from the deal.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

24.           Defendant Jean-Jacques Bienaime is and has been at all relevant times a member of the Board. If the Proposed Acquisition closes, defendant Bienaime will receive over $2.75 million from the deal.
25.           Defendant Louis Drapeau is and has been at all relevant times a member of the Board. If the Proposed Acquisition closes, defendant Drapeau will receive over $6.6 million from the deal.
26.           Defendant Angus C. Russell is and has been at all relevant times a member of the Board. If the Proposed Acquisition closes, defendant Russell will receive almost $3.3 million from the deal.
27.           Defendant Frank Verwiel is and has been at all relevant times a member of the Board. If the Proposed Acquisition closes, defendant Verwiel will receive over $2.75 million from the deal.
28.           The defendants named above in ¶¶20-27 are sometimes collectively referred to herein as the “Individual Defendants.”
29.           The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiffs, who therefore sue these defendants by such fictitious names. Plaintiffs will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

CLASS ACTION ALLEGATIONS

30.           Plaintiffs bring this action on their own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

InterMune stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
31.           This action is properly maintainable as a class action.
32.           The Class is so numerous that joinder of all members is impracticable. According to InterMune’s SEC filings, there are more than 107.9 million shares of InterMune common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.
33.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiffs and the other members of the Class in connection with the Proposed Acquisition;
(b)           whether defendants are engaging in self-dealing in connection with the Proposed Acquisition,
(c)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiffs and the other members of the Class in connection with the Proposed Acquisition;
(d)           whether defendants are unjustly enriching themselves and other insiders or affiliates of InterMune or Roche,

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(e)           whether the Individual Defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;
(f)           whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;
(g)           whether the Proposed Acquisition compensation payable to plaintiffs and the Class is unfair and inadequate, and
(h)           whether plaintiffs and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.
34.           Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.
35.           Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
36.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
37.           Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

38.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
AND THE “ENTIRE FAIRNESS” STANDARD

39.           Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that a) adversely affects the value provided to the corporation’s shareholders; b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; c) contractually prohibits them from complying with their fiduciary duties; d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
40.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of InterMune, are obligated to refrain from f) participating in any transaction where the directors’ or officers’ loyalties are divided; g) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

corporation; and/or h) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
41.           Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated fiduciary duties owed to plaintiffs and the other public shareholders of InterMune, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiffs or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiffs nor the Class will receive adequate or fair value for their InterMune common stock in the Proposed Acquisition.
42.           Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

43.           In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

44.           Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

45.           Based in Brisbane, California, InterMune is a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. In pulmonology, the Company is focused on therapies for the treatment of IPF, a progressive, irreversible, unpredictable and ultimately fatal lung disease. InterMune’s research programs are focused on the discovery of targeted, small-molecule therapeutics and biomarkers to treat and monitor serious pulmonary and fibrotic diseases.
46.           IPF is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis (scarring) in the lungs, which hinders the ability of lungs to absorb oxygen. IPF inevitably causes shortness of breath and a deterioration in lung function and exercise tolerance. IPF patients follow different and unpredictable clinical courses and it is not possible to predict if a patient will progress slowly or rapidly, or when the rate of decline may change. Periods of transient clinical stability in IPF, when they occur, inevitably give way to continued disease progression. The median survival time from diagnosis is two to three years, which makes IPF more

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

rapidly lethal than many malignancies, including breast, ovarian and colorectal cancers. IPF typically occurs in patients over the age of 45, and tends to affect slightly more men than women.
47.           InterMune’s principal product, pirfenidone, is an orally active, anti-fibrotic agent that inhibits the synthesis of TGF-beta, a chemical mediator that controls many cell functions, including proliferation and differentiation, and plays a key role in fibrosis. Pirfenidone also inhibits the synthesis of TNF-alpha, a cytokrne that is known to have an active role in inflammation.
48.           Pirfenidone would be the first medicine available in the United States to treat IPF, and research released by the Company in May showed pirfenidone cut in half a patient’s risk of dying from IPF after the first year of treatment. For the second quarter of 2014 (ended June 30, 2014) InterMune reported a doubling of pirfenidone sales. And in connection with the Proposed Acquisition, management has forecasted peak revenue of $4 billion annually for pirfenidone.
49.           Roche anticipates that pirfenidone will be approved this year by the FDA for sale in the United States, and that anticipation is well founded. In July 2014, the FDA assigned Breakthrough Therapy Designation status for pirfenidone. The Breakthrough Therapy Designation is given by the FDA to (i) drugs intended to treat a serious or life threatening disease when (ii) the preliminary clinical evidence suggests the drug provides a substantial improvement over existing therapies. Once a drug is designated as breakthrough therapy, FDA will expedite the development and review of such drug. A drug so designated is placed on the “fast track” to FDA approval.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

50.           In spite of InterMune’s prospects and the impending FDA approval of pirfenidone, the Board revealed that it had decided to sell the Company. On August 24, 2014, InterMune and Roche jointly announced that they had entered into the Merger Agreement under which Roche will acquire the Company for $74.00 per share in cash. Roche has commenced the Tender Offer to acquire all of the outstanding shares of the Company’s common stock for $74.00 per share in cash, which expires on September 26, 2014. Upon completion of the transaction, InterMune will become a wholly-owned subsidiary of Roche. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close in about less than a month from now.
51.           The press release announcing the Proposed Acquisition states in pertinent part:

Roche and InterMune Reach Definitive Merger Agreement

Roche to acquire InterMune for $74.00 per share

InterMune’s lead product pirfenidone for idiopathic pulmonary fibrosis to expand Roche’s respiratory product portfolio

Roche and InterMune, Inc. today announced they have entered into a definitive merger agreement for Roche to fully acquire InterMune at a price of $74.00 per share in an all-cash transaction. This corresponds to a total transaction value of $8.3 billion on a fully diluted basis. This offer represents a premium of 38% to InterMune’s closing price on August 22, 2014 and a premium of 63% to InterMune’s unaffected closing price on August 12, 2014. The merger agreement has been approved by the boards of InterMune and Roche.

Under the terms of the merger agreement, Roche will commence a tender offer no later than August 29, 2014, to acquire all outstanding shares of InterMune common stock, and InterMune will file a recommendation statement containing the unanimous recommendation of the InterMune board that InterMune’s shareholders tender their shares to Roche. The transaction is expected to be neutral to core earnings per share in 2015 and accretive from 2016 onwards.

The acquisition of InterMune, a Brisbane, California based biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and fibrotic diseases, will allow Roche to broaden and

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

strengthen its respiratory portfolio globally. InterMune’s lead medicine pirfenidone is approved for idiopathic pulmonary fibrosis (IPF) in the EU and Canada and under regulatory review in the United States. IPF is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis, or scarring, in the lungs. Roche markets Pulmozyme and Xolair in the US and has other novel therapeutic medicines targeting respiratory diseases in clinical development.

Commenting on the transaction, Severin Schwan, CEO of Roche, said, “We are very pleased that we reached this agreement with InterMune. Our offer provides significant value to InterMune’s shareholders and this acquisition will complement Roche’s strengths in pulmonary therapy. We look forward to welcoming InterMune employees into the Roche Group and to making a difference for patients with idiopathic pulmonary fibrosis, a devastating disease.”

Roche plans a smooth transition of InterMune employees and operations into the Roche organization, ensuring readiness for an expected launch of pirfenidone in the US in 2014. Commenting on the transaction, InterMune’s Chairman, CEO and President, Dan Welch, said, “This merger recognizes the significant value created by our team’s commitment, hard work and execution for more than a decade to develop and commercialize treatment options for IPF patients and their families. Roche shares our passion and commitment to the IPF community and to ensuring that pirfenidone is available as quickly as possible to patients in the United States, pending FDA approval. Roche’s global resources and scale will not only facilitate and accelerate our ability to deliver pirfenidone to more patients around the world, but also to realize our joint vision to bring additional innovative therapies to patients with respiratory diseases.”

Pirfenidone has been marketed by InterMune in the EU and Canada as Esbriet® since regulatory approval in 2011 and 2012 respectively. After previous regulatory review in the USA in 2010, the Food and Drug Administration (FDA) recommended an additional Phase 3 clinical trial to support the efficacy of pirfenidone. The results of this study, the ASCEND trial, were part of the new drug application (NDA) resubmission that InterMune made in May 2014. On July 17, 2014 pirfenidone received breakthrough therapy designation from the FDA. This designation is reserved for drugs that are intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The target action date, also known as the PDUFA date, for the pirfenidone NDA is November 23, 2014.

In addition to pirfenidone, InterMune has research programs exploring new targets and pathways that may ultimately lead to improved treatment options for people with IPF, and other fibrotic diseases.

Terms of the agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of InterMune’s common stock at a price of $74.00 per share in cash. The closing of the tender offer will be subject to the

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

tender of a number of shares that represents a majority of the total number of outstanding shares on a fully diluted basis. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following completion of the tender offer, Roche will acquire all remaining shares at the same price of $74.00 per share through a second step merger. The closing of the transaction is expected to take place in 2014.

Citi is acting as financial advisor to Roche and Davis Polk & Wardwell LLP is acting as legal counsel to Roche. Centerview Partners and Goldman Sachs are acting as financial advisors to InterMune and Cravath, Swaine & Moore LLP is acting as legal counsel to InterMune.

52.           The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of InterMune to Roche on terms preferential to defendants and other InterMune insiders and to subvert the interests of plaintiffs and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, who own over 1.29 million shares of InterMune common stock, vested options to purchase common stock, restricted stock units and restricted stock, and seek liquidity for their illiquid holdings in InterMune stock. If the deal closes, the Board and Company management will receive about $110 million from sale of their illiquid holdings in the Proposed Acquisition. Thus, the Board is conflicted and serving its own financial interests rather than those of InterMune’s other shareholders.
53.           But that’s not all. From the Proposed Acquisition, InterMune’s officers and directors will also receive millions of dollars more in special payments not being made to ordinary shareholders. The Board and Company executives will receive over $52 million in additional special payments for currently unvested stock options, which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

management is also entitled to receive from the Proposed Acquisition over $8.3 million in change-of-control payments.
54.           In addition, the Board has retained two financial advisors conflicted by, among other things, the terms of their retainer agreements. The Board has agreed to pay Goldman a fee of approximately $35.5 million for serving as financial advisor, which fee is a contingent success fee, payable only upon the closing of the merger. Moreover, during the two-year period ended August 22, 2014, the Investment Banking Division of Goldman has received compensation for financial advisory and/or underwriting services provided to InterMune and/or its affiliates of approximately $13.5 million. The Board has agreed to pay Centerview an aggregate fee of approximately $35.5 million for serving as financial advisor, $2 million of which is payable upon the rendering of its opinion and the remainder of which is also contingent upon the closing of the merger. Thus, the financial advisors are motivated to close the merger in order to serve their own financial interests and could not be expected to render impartial advice to the Board.
55.           In the face of these many unresolved conflicts, the Board was required by its fiduciary duties to InterMune’s shareholders to establish an independent committee to evaluate strategic alternatives, including a sale of the Company, in pursuit of maximizing shareholder value. But the Board chose not to honor its fiduciary duties to the Company’s shareholders and instead appointed an Executive Committee comprised of all directors other than Director A (an executive at a global life sciences company (“Company A”), with potential interest in acquiring InterMune), to facilitate the consideration of, and response to, any potential expression of interest. That meant defendants Welch (the Chairman, CEO and President of the Company), and Healy, Ekman and Kabakoff (the

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Sofinnova directors), who will collectively receive over $73.7 million if the merger closes, dominated the Executive Committee. In June 2014, the Board approved the formation of the Executive Committee.
56.           These many unresolved and unaddressed conflicts poisoned the process leading up to the Proposed Acquisition. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to their own liquidity goals, as well as to the interests of Roche. In fact there was no sales process.
57.           In February 2014, the Company reported positive top-line data from its Phase 3 “ASCEND” study demonstrating that pirfenidone significantly reduced IPF disease progression by certain measurements, and announced that it would present additional data from the ASCEND study at the 2014 American Thoracic Society International Conference (the “ATS Conference”) in May 2014. Shortly thereafter, Director A advised defendant Welch that Company A might be interested in participating in a strategic transaction if InterMune were to undertake one.
58.           Following the ATS Conference in May 2014 (at which the Company presented the full results of the ASCEND study), business development executives of Parent and Company B, a global life sciences company contacted defendant Welch, noting the favorable trial results. At the end of June 2014, an executive from Company C, a global life sciences company, contacted defendant Welch noting the favorable trial results and suggesting that Company C might be in touch in the future regarding the possibility of exploring a transaction with the Company.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

59.           As noted above, in July 2014, the FDA assigned Breakthrough Therapy Designation status for pirfenidone. The Breakthrough Therapy Designation put pirfenidone on the “fast track” to FDA approval. Shortly thereafter, on July 26, 2014, the Board received a letter from Roche outlining Roche’s interest in acquiring all outstanding shares of Company common stock at a price of $70 per share in cash. Given the sudden spike in interest in an acquisition of the Company following the ATS Conference in May, the Board’s response to the Breakthrough Therapy Designation and Roche’s $70 per share offer is inexplicable. At its August 1, 2014 meeting, the Executive Committee decided that rather than put the Company up for sale in a rigorous process to maximize shareholder value, it would not solicit interest from additional parties and in effect would grant de facto exclusivity to Roche.
60.           Having capped what InterMune’s shareholders could hope to receive from a sale of the Company by engaging with a single bidder, the Company on August 4, 2014 sent a draft merger agreement to Roche which included a “go-shop” provision which would have given the Board a post-close check on the market’s interest in an acquisition of InterMune. In response, on August 15, 2014, Roche raised its offer to $74 a share, but between August 16 and 19, 2014, Roche indicated it would not accept the “go-shop” provision. The Executive Committee and the Board capitulated and agreed to drop the “go-shop” provision, thus ensuring the Board members’ receipt of over $82 million from the Proposed Acquisition, including almost $17 million in special benefits for the accelerated vesting of options.
61.           The proposed Tender Offer price of $74.00 per share in cash drastically undervalues the Company’s prospects and is the result of an entirely unfair sales process.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

InterMune has developed pirfenidone to treat IPF, which is close to receiving FDA approval. IPF is a terminal, lung-scarring disease without a cure whose cause is unknown. Patients typically live two to five years after a diagnosis with IPF, a progressive disease with periods of stability interrupted by unpredictable bouts of disease progression, according to the National Heart, Lung and Blood Institute. IPF causes inflammation and scarring of the lung that makes it hard for patients to breathe. About 128,000 Americans suffer from the condition, according to the Coalition for Pulmonary Fibrosis. The disease is diagnosed in about 48,000 Americans annually, and about 40,000 Americans die from IPF each year. Pirfenidone would be the first medicine available in the United States to treat IPF, and research released by the Company in May showed pirfenidone cut in half patient’s risk of dying from IPF after the first year of treatment. For the second quarter of 2014 (ended June 30, 2014) InterMune reported a doubling of pirfenidone sales. And in connection with the Proposed Acquisition, management has forecasted peak revenue of $4 billion annually for pirfenidone.
62.           The Proposed Acquisition price fails to recognize the value of InterMune to Roche. If the Proposed Acquisition closes, Roche will gain access to that forecasted peak revenue of $4 billion annually for pirfenidone Furthermore, Roche already has the necessary sales and marketing organizations to bring pirfenidone to market, and is already prepared for an expected launch of pirfenidone in the United States this year. As a result, Roche will enjoy tremendous expense synergies, if the deal closes, from the elimination of those duplicate organizations at InterMune. Commenting on the Proposed Acquisition, Severin Schwan, CEO of Roche, said. “` [T]his acquisition will complement Roche’s strengths in pulmonary therapy.’”
63.           Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to InterMune’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to their liquidity goals, as well as to the interests of Roche.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

64.           Pursuant to the Merger Agreement, Roche has commenced the Tender Offer. The initial offer period of the Tender Offer will expire on September 26, 2014. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Roche and InterMune have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger — to cash out any shareholders who do not tender without so much as a shareholder vote.
65.           To protect against the threat of alternate bidders out-bidding Roche after the merger announcement, defendants implemented preclusive deal protection devices to guarantee that Roche will not lose its preferred position. These deal protection devices effectively preclude any competing bids for InterMune. To ensure Roche, and only Roche, acquires InterMune, defendants included several deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales’ process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Roche and  allow Roche to match any competing proposal; and (iii) a

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

termination and expense fee provision that would require the Company to pay $266 million if the Proposed Acquisition is terminated in favor of a superior proposal.
66.           To make matters worse, and in further breach of their fiduciary duties, on August 29, 2014, defendants filed the 14D-9 with the SEC that recommends shareholders tender their shares in response to the Tender Offer. The 14D-9 is materially deficient and deprives InterMune’s shareholders of the basic information they require to make an intelligent, informed and rational decision to tender their shares or to seek appraisal. The 14D-9 fails to disclose all material information concerning the Proposed Acquisition and contains additional materially misleading statements. As detailed below, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company, (b) the conflicts of interests in the process leading up to the Proposed Acquisition, and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinion provided by the Company’s financial advisors, Goldman and Centerview.
67.           The 14D-9 contains numerous material misstatements and otherwise fails to disclose material information about the flawed sales process, including:
(a)           any valuations of the Company in Centerview’s April 9, 2014 preliminary financial analysis presented to the Board;
(b)           the various financial scenarios presented. to the Executive Committee on August 1, 2014, and modeled by management based upon assumptions relating to, among other things, patient population size, pricing and market share, as well as growth scenarios reflecting adjustments to the patient population over time based upon

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

potential improved diagnosis and identification of IPF patients, and the impact of loss of patent protection and marketing exclusivity on the scenarios,
(c)           any valuations of the Company in Centerview’s August 1, 2014 preliminary financial analysis presented to the Executive Committee;
(d)           any valuations of the Company in Goldman’s August 1, 2014 preliminary financial analysis presented to the Executive Committee;
(e)           the bases for the Executive Committee’s August 1, 2014 decision, in light of the sudden spike in interest in an acquisition of the Company following the ATS Conference in May and the Breakthrough Therapy Designation, not to solicit interest from additional parties;
(f)           the reasons the Executive Committee included a “go-shop” provision in its draft merger agreement provided to Roche on August 4, 2014;
(g)           the reasons the Executive Committee decided on August 19, 2014, not to insist on a “go-shop” provision in the Merger Agreement; and
(h)           details of the analyses previously provided to the Board in December 2013 and discussed by the Executive Committee on August 19, 2014.
68.           As defendants are seeking shareholder tenders, defendants have a duty to disclose fully and fairly all material details of the sales process, including those set forth in the previous paragraph. Shareholders are entitled to know, before voting, the details that led to the Board’s decision to sell the Company for an unfair price.
69.           The 14D-9 also made numerous material misstatements and otherwise failed to disclose material information about conflicts of interests that burdened the Board, Company management and their advisors, including:

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(a)           the basis for the Board’s decision to appoint a conflicted Executive Committee instead of an independent special committee in the process leading up to the Proposed Acquisition,
(b)           when Centerview was retained, and the reasons Centerview was retained given the existing relationship with Goldman;
(c)           the fee amount Centerview will be paid in the event the transaction is not consummated and InterMune receives a termination fee;
(d)           whether, during the period of time during which Centerview was engaged as the Company’s financial advisor, any of Centerview’s or its affiliate’s directors, officers, members and employees, or family members of such persons, or their related investment funds, held debt, equity, or other securities or other financial instruments of InterMune, Parent or their respective affiliates and the amounts of those investments; and,
(e)           whether, during the period of time during which Goldman was engaged as the Company’s financial advisor, any of Goldman’s or its affiliate’s directors, officers, members and employees, or family members of such persons, or their related investment funds, held debt, equity, or other securities or other financial instruments of InterMune, Parent or their respective affiliates and the amounts of those investments.
70.           In order for there to be an informed tender by shareholders, defendants are required to disclose even potential conflicts of interest. Here the conflicts were more than potential, as InterMune’s financial advisors, Board members and its management were conflicted. Shareholders are entitled to know if their fiduciaries have interests in the transaction that are even potentially in conflict with the shareholders’ interest in

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

maximized value. This information is material because shareholders must be told of all potential and actual conflicts of interests that bear on a directors’ ability to objectively assess merger transactions.
71.           In the 14D-9 defendants also made several material misleading statements or otherwise failed to disclose material information about critical data and inputs underlying the financial analyses supporting the fairness opinion of InterMune’s financial advisors Goldman and Centerview, including:
(a)           with respect to Centerview’s Selected Comparable Public Company Analysis.
(i)           the individually observed multiples for each of the selected comparable companies; and
(ii)           whether Centerview conducted any kind of benchmarking analysis for InterMune in relation to the selected comparable companies,
(b)           with respect to Centerview’s Selected Precedent Transactions Analysis:
(i)           the individually observed multiples for each of the selected comparable transactions, and
(ii)           whether Centerview conducted any kind of benchmarking analysis for InterMune in relation to the selected comparable companies;
(c)           with respect to Centerview’s Sum-of-the-Parts Discounted Cash Flow Analysis:

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(i)           the estimated value of InterMune’s identified pipeline programs, and what were the development stage companies and individual enterprise values used to determine the estimated value;
(ii)           the projected amount of cash as of September 2014 used in this analysis, and
(iii)          whether the net operating losses were valued separately as part of the DCF analysis, and the concluded value of the net operating losses;
(d)           with respect to Goldman’s Selected Comparable Public Company Analysis.
(i)           the individually observed multiples for each of the selected comparable companies, and
(ii)           whether Goldman conducted any kind of benchmarking analysis for InterMune in relation to the selected comparable companies,
(e)           with respect to Goldman’s Present Value of Future Share Price Analysis:
(i)            the individually observed one-year forward multiples for each of the selected comparable companies,
(ii)           the net present value for the remaining net operating losses and tax credits in each of the years as used by Goldman in this analysis;
(iii)          the projected amounts of cash, debt and shares outstanding for each of the years as used by Goldman in this analysis; and
(iv)          the separate ranges of values for each of the years used as part of this analysis;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(f)           with respect to Goldman’s Discounted Cash Flow Analysis.
(i)            the projected amounts of cash and debt as of September 2014 used in this analysis; and
(ii)           how, if at all, the value of the Company’s net operating losses were accounted for in this analysis; and
(g)           the financial projections utilized by Centerview and/or Goldman for purposes of their analyses, including:
(i)            Depreciation and amortization
(ii)           Taxes
(iii)         Capital expenditures
(iv)         Changes in working capital
(v)          Net operating loss utilization.
72.           There is no more material information to shareholders in a merger than the information underlying or supporting the purported “fair value” of their shares. Shareholders are entitled to the information necessary to inform a decision as to the adequacy of the merger consideration, which includes the underlying data (including management’s projections) the investment bankers relied upon, the key assumptions that the financial advisors used in performing valuation analyses, and the range of values that resulted from those analyses. Here the analyses of the financial advisors incorporated certain critical assumptions that significantly affect the output (valuation) of the analyses. Without this material information, shareholders have no basis on which to judge the adequacy of Roche’s offer.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

73.           Without full and fair disclosure of the material information set forth above, shareholders should not be asked to tender their shares to Roche.
74.           In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition, and intend to effect a short form merger, cashing out non-tendering shareholders without a shareholder vote. Roche has commenced the Tender Offer to acquire all of the outstanding shares of the Company, which will expire on September 26, 2014. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiffs seek equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty Against the Individual Defendants

75.           Plaintiffs repeat and reallege each allegation set forth herein.
76.           The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of InterMune and have acted to put their personal interests ahead of the interests of InterMune’ s shareholders.
77.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiffs and other members of the Class.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

78.           The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to InterMune’s shareholders.Defendants InterMune and Roche directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiffs and the other holders of InterMune stock.
79.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of InterMune because, among other reasons:
(a)           they failed to properly value InterMune; and
(b)           they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.
80.           Because the Individual Defendants dominate and control the business and corporate affairs of InterMune, and are in possession of private corporate information concerning InterMune’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of InterMune which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of holders.
81.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other members of the Class.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

82.           As a result of the actions of defendants, plaintiffs and the Class will suffer irreparable injury as a result of defendants’ self-dealing.
83.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class and may consummate the Proposed Acquisition.
84.           The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiffs and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
85.           Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully protected from the immediate and irreparable injury which defendant’s’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty
Against Defendants InterMune, Parent and Merger Sub

86.           Plaintiffs repeat and reallege every allegation set forth herein.
87.           Defendants InterMune, Parent and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of InterMune, including plaintiffs and the members of the Class.
88.           The Individual Defendants owed to plaintiffs and the members of the Class certain fiduciary duties as fully set out herein.
89.           By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiffs and the members of the Class.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

90.           InterMune, Parent and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiffs and the members of the Class.
91.           Plaintiffs and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand injunctive relief against defendants as follows:
A.           Declaring that this action is properly maintainable as a class action;
B.           Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;
C           Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of InterMune’s shareholders;
D.           Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;
E.           Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees, and

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

F.           Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

Dated: September 5, 2014	ROBBINS GELLER RUDMAN & DOWD LLP RANDALL J. BARON (150796) A. RICK ATWOOD, JR. (156529) DAVID T. WISSBROECKER (243867) EDWARD M. GERGOSIAN (105679) /s/ David T. Wissbroecker
DAVID T. WISSBROECKER
655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: (619) 231-1058 Fax: (619) 231-7423
DUNNAM DUNNAM HARMON WEST LINDLEY & RYAN LLP HAMILTON P. LINDLEY 4125 W Waco Drive Waco, TX 76710 Telephone: (254) 753-6437 Fax: (254) 753-7434
Attorneys for Plaintiffs

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW